FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of October 2016

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Awarded Multi-Client Projects

Offshore Mozambique

Paris, France – October 13, 2016

CGG announced today that it has been awarded an extensive multi-client program by the Instituto Nacional de Petroleo (INP) to acquire seismic data offshore Mozambique. The multi-survey program is designed to improve industry insight into the region’s geology and provide oil and gas companies with a greater level of understanding of the country’s prospectivity.

The program includes a 2D survey of over 6,550 km in the offshore Rovuma basin, including blocks R5-A, R5-B and R5-C, and a large 3D survey over the Beira High in the Zambezi Delta. The 3D survey is expected to be up to 40,000 km², subject to pre-commitment. It will cover blocks Z5-C and Z5-D and surrounding open acreage in this deltaic area which is believed to be prospective. CGG has also been awarded an onshore airborne gravity and magnetic survey in the Southern Mozambique Basin.

The proposed multi-client seismic program in the Mozambique Zambezi region will form part of a comprehensive, fully integrated geoscience package that will give participating companies a better overall understanding of the region. Marine gravity and magnetic data will be acquired simultaneously with the seismic to aid regional interpretation. The interpretive phase of the program will benefit from the full range of geoscience expertise from CGG’s Geology, Geophysics & Reservoir businesses. This will include geological and remote sensing expertise from Robertson and NPA Satellite Mapping.

Jean-Georges Malcor, CEO, CGG, said: “CGG has a long track record of delivering successful multi-client programs in the Sub-Saharan Africa region and this award underlines the extent to which our reputation for high-quality services and delivering value to our clients is recognized not just by oil and gas companies but also by national governments. As our first multi-client projects in Mozambique, these awards fit well with CGG’s long-term multi-client strategy to provide our clients with the most advanced understanding of the subsurface across the world’s key basins. The 5th License Round award process undertaken by the INP in 2015 saw a high level of interest in the Zambezi region and we believe our multi-client projects will highlight the exploration upside potential.”

Location map of the CGG multi-client surveys in Mozambique.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs more than 6,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 13th, 2016	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO